

December 15, 2020

Paul Mahon
Executive Vice President and General Counsel
United Therapeutics Corporation
1040 Spring Street
Silver Spring, MD 20910

> **Re: United Therapeutics Corporation**
> **Annual Report on Form 10-K**
> **Filed February 26, 2020**
> **File No. 000-26301**

Dear Mr. Mahon:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Annual Report on Form 10-K

Item 1A. Risk Factors, page 41

1. We note that Article VIII of your Amended and Restated Bylaws provides that a state court located within the State of Delaware will be the exclusive forum for any derivative action, unless the state court does not have jurisdiction, in which case the exclusive forum will be the Delaware federal district court. Please confirm that, in future filings, you will include clear and prominent disclosure regarding the provision, including whether this provision applies to actions arising under the Securities Act or Exchange Act and any subject matter jurisdiction exceptions. In addition, in future filings, please add a risk factor discussing the risks accompanying such provision, including that there is uncertainty with respect to whether a court would enforce this provision, and state that stockholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at 202-551-4391 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences